Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                      Philadelphia, Pennsylvania 19103-6996
                                  215-988-2700
                                Fax: 215-988-2757
                              www.drinkerbiddle.com


May 28, 2009

VIA EDGAR TRANSMISSION
----------------------


Richard Pfordte, Esquire
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE: Allegiant Funds ("Registrant") Registration Statement on Form N-14 (File No. 333-158396), in connection with the proposed reorganization of the Allegiant Small Cap Growth Fund (the "Selling Small Cap Fund") and the Allegiant Multi-Factor Mid Cap Growth Fund (the "Selling Mid Cap Fund" and together with the Selling Small Cap Fund, the "Selling Funds") into the Allegiant Multi-Factor Small Cap Growth Fund (the "Acquiring Fund")

Dear Mr. Pfordte:

         The Registrant will make the requested change to the expense tables in its 497 filing. Specifically, the expense tables will be revised to reflect a 12b-1 fee of 0.04% (instead of 0.03%) for the Selling Funds and 0.03% (instead of 0.02%) for the Acquiring Fund which are the 12b-1 fees that were effective August 1, 2008. The corresponding 12b-1 fee footnote has been revised to reflect this.

         Please confirm that our request for acceleration has been granted.

         Please call the undersigned at (215) 988-2867 with any questions concerning the foregoing. Thank you.

                                                     Sincerely yours,

                                                     /s/ Michelle Lombardo
                                                     ---------------------

                                                     Michelle Lombardo